UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMK Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CM Merger Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) OO

This Schedule 13D/A Amendment No. 18 (this “Amendment”) amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., LLC (formerly H.A., Inc.), HMK Holdings, Inc., H C Crown, LLC (formerly H C Crown Corp.), Hallmark Cards GmbH, and Blue Holding Company, LLC, jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

As a result of the Share Contribution (as defined in Item 3 of this Schedule 13D/A), Hallmark Cards GmbH and Blue Holding Company are no longer “beneficial owners” of securities of the Issuer, as that term is defined in 17 CFR § 240.13d-5. Therefore, neither Hallmark Cards GmbH nor Blue Holding Company, LLC, are Reporting Persons in this Schedule 13D/A.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D, as it has been amended from time to time, is hereby further amended and restated by deleting the entirety of the text therof and replacing it with the following:

(a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., LLC (“HALLC”), a Delaware limited liability company and a wholly-owned subsidiary of Hallmark Cards (formerly H.A., Inc., a Delaware corporation), HMK Holdings, Inc. (“HMK”), a Delaware corporation and wholly-owned subsidiary of HALLC, H C Crown, LLC (“HCC”), a Delaware limited liability company and a wholly-owned subsidiary of HMK (formerly H C Crown Corp., a Delaware corporation), and CM Merger Co. (“Merger Sub” and, together with Hallmark Cards, HALLC, HMK, and HCC, the “Reporting Persons”), a Delaware corporation and wholly-owned subsidiary of HCC. Each of the Reporting Persons has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. Hallmark Cards’ principal business is the manufacture and distribution of personal expression products. HALLC’s principal business is holding shares of HMK Holdings, Inc. and debt securities and other investments in other entities. HMK’s principal business is holding shares of HCC and debt securities and other investments in other entities. HCC’s principal business is holding shares of the Merger Sub and debt securities and other investments in other entities. Merger Sub’s principal business is holding shares of the Issuer. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 6, 2016, pursuant to a Purchase Agreement, dated as of April 6, 2016 (the “Purchase Agreement”), by and between Hallmark Cards and Hallmark Cards GmbH (“HC Germany”), a German company and wholly-owned subsidiary of Hallmark Cards, HC Germany sold 40,000,000 shares (the “Repatriated Shares”) of the Issuer’s Class A Common Stock (the “Common Stock”) in exchange for a promissory note issued by Hallmark Cards to HC Germany. Immediately thereafter, Hallmark Cards contributed the Repatriated Shares to HALLC pursuant to a Contribution Agreement, dated as of April 6, 2016 (the “Hallmark Cards-HALLC Contribution Agreement”), by and between Hallmark Cards and HALLC. Immediately thereafter, HALLC contributed the Repatriated Shares to HMK pursuant to a Contribution Agreement, dated as of April 6, 2016 (the “HALLC-HMK Contribution Agreement”), by and between HALLC and HMK. Immediately thereafter, HMK contributed the Repatriated Shares to HCC pursuant to a Contribution Agreement, dated as of April 6, 2016 (the “HMK-HCC Contribution Agreement”), by and between HMK and HCC. Immediately thereafter, HCC contributed the Repatriated Shares, as well as the 284,855,516 shares of Common Stock already held by HCC (together with the Repatriated Shares, the “Reaggregated Shares”), to Merger Sub pursuant to a Contribution Agreement, dated as of April 6, 2016 (the “HCC-Merger Sub Contribution Agreement” and, together with the Purchase Agreement, the Hallmark Cards-HALLC Contribution Agreement, the HALLC-HMK Contribution Agreement, and the HMK-HCC Contribution Agreement, the “Transfer Documents”), by and between HCC and Merger Sub.

As a result of the transactions contemplated by the Transfer Documents (the “Share Contribution”) Merger Sub is the direct owner of the Reaggregated Shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

Short Form Merger

As already stated, on March 8, 2016, Hallmark Cards delivered a letter to the Board of Directors of the Issuer setting forth the intention of Hallmark to acquire all of the shares of the Issuer’s Common Stock not owned by Hallmark and its affiliates at a price of $5.05 per share pursuant to a short-form merger under Delaware law (the “Short Form Merger”). As a result of the Share Contribution, Merger Sub owns 90.3% of the issued and outstanding shares of the Issuer and, pursuant to Section 253 of the Delaware General Corporate Law, is entitled to effect the Short Form Merger without the approval of or action by the board of directors of the Issuer or the Issuer’s other stockholders.

Pursuant to the planned Short Form Merger, Merger Sub will merge with the Issuer, and the Issuer, as the surviving entity, will become a wholly-owned subsidiary of Hallmark Cards and its affiliates. Around the time of the Short Form Merger, the Reporting Persons intend to take all actions necessary to have the Issuer’s securities delisted from the NASDAQ stock exchange and deregistered under the Act. The Reporting Persons will consummate the Short Form Merger no sooner than 20 days after mailing the required disclosure documents pursuant to Rule 13e-3(e) and (f) of 17 CFR § 240.13e-3.

The Reporting Persons currently intend to proceed with the Short Form Merger, but reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer or acquire additional Common Stock in privately negotiated transactions or in the open market. The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing. Accordingly, the Reporting Persons may ultimately decide not to proceed with the Short Form Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b): Immediately following the Share Contribution, (i) Merger Sub directly owns 324,885,516 shares of Class A Common Stock, which comprises 90.3% of the outstanding shares of Class A Common Stock of the Issuer. Hallmark Cards directly owns no shares of Common Stock, but shares dispositive and voting power over the shares of Common Stock owned by Merger Sub, which constitutes 324,885,516 shares of the Issuer’s Common Stock and 90.3% of the outstanding shares of the Issuer’s Common Stock. These percentages are based on 359,675,936 shares of the Issuer’s Common Stock outstanding as of February 16, 2016, as reported in the Issuer’s Form 10-K filed on February 19, 2016 for the year ended December 31, 2015. The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards, HMK, and Merger Sub, and each executive officer of HALLC and HCC is set forth in Schedule II hereto and is incorporated herein by reference.

(c): See Items 3 and 4 above.

Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

(d): None

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D, as it has been amended from time to time, is hereby further amended and supplemented as follows:

Purchase Agreement, dated as of April 6, 2016, by and between Hallmark Cards and HC Germany. See Items 3 and 4 above.

Promissory Note, dated as of April 6, 2016, by and between Hallmark Cards and HC Germany. See Items 3 and 4 above.

Contribution Agreement, dated as of April 6, 2016, by and between Hallmark Cards and HALLC. See Items 3 and 4 above.

Contribution Agreement, dated as of April 6, 2016, by and between HALLC and HMK. See Items 3 and 4 above.

Contribution Agreement, dated as of April 6, 2016, by and between HMK and HCC. See Items 3 and 4 above.

Contribution Agreement, dated as of April 6, 2016, by and between HCC and Merger Sub. See Items 3 and 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)	Joint Filing Agreement, dated as of April 8, 2016, by and among Hallmark Cards, HALLC, HMK, HCC, and Merger Sub.

(2)	Purchase Agreement, dated as of April 6, 2016, by and between Hallmark Cards and HC Germany.

(3)	Promissory Note, dated as of April 6, 2016, by and between Hallmark Cards and HC Germany.

(4)	Contribution Agreement, dated as of April 6, 2016, by and between Hallmark Cards and HALLC.

(5)	Contribution Agreement, dated as of April 6, 2016, by and between HALLC and HMK.

(6)	Contribution Agreement, dated as of April 6, 2016, by and between HMK and HCC.

(7)	Contribution Agreement, dated as of April 6, 2016, by and between HCC and Merger Sub.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2016	HALLMARK CARDS, INCORPORATED

	By:	/s/ James Shay
	Name:	James Shay
	Title:	Executive Vice President-Chief Financial Officer

H.A., LLC

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

HMK HOLDINGS, INC.

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

H C CROWN, LLC

	By:	/s/ Deanne R. Stedem
	Name:	Deanne R. Stedem
	Title:	Vice President

CM MERGER CO.

	By:	/s/ Deanne R. Stedem
	Name:	Deanne R. Stedem
	Title:	Vice President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated; H.A., LLC; HMK Holdings, Inc.; H C Crown, LLC; and CM Merger Co. are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of CM Merger Co. is c/o CM Merger Co. is 2501 McGee, Kansas City, Missouri 64108. All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

Name	Title and Occupation
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of the J.M. Smucker Company
Claire Hughes Johnson	Director; Chief of Business Operations, Stripe; Former Vice President, Google Offers, Google, Inc.
Donald J. Hall, Jr.	Director; Chairman and Chief Executive Officer
David E. Hall	Director; President
Donald J. Hall	Chairman Emeritus
Keith Kotel	President – Hallmark Home and Gifts; Former President of Kid Brands, Inc. (LaJobi Division)
Michael Perry	President – Hallmark Greetings; Former President and Chief Executive Officer of Crayola LLC
John Watson	President – Hallmark Retail; Former Chairman and Chief Executive Officer of Edwin Watts Golf
James Shay	Executive Vice President – Chief Financial Officer; Former Senior Vice President and Chief Financial Officer of Great Plains Energy and KCP&L
Brian E. Gardner	Executive Vice President – General Counsel
Stacey Paine	Executive Vice President – Real Estate
Sabrina Wiewel	Senior Vice President – Customer Development
William Guibor	Senior Vice President – Chief Operating Officer-Hallmark Retail
Steve Hawn	Senior Vice President – Corporate Strategy and Development
Molly Biwer	Senior Vice President – Public Affairs and Communications; Former Vice President, Communications and Public Relations of Carlson
Ellen Junger	Senior Vice President – Brand Development
Robert C. Bloss	Senior Vice President – Human Resources
Evon Jones	Senior Vice President – Technology and Business Enablement
Beth Ward	Senior Vice President – Supply Chain; Former Managing Director of Asia Pacific Procurement
Daniel S. Krouse	Vice President – Logistics and Indirect Procurement

H.A., LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Nancy Hecker	Vice President, Treasurer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

HMK HOLDINGS, INC.

Name	Title and Occupation
Susan Glass	Director and President
Steve Collins	Director and Vice President
Nancy Hecker	Director and Treasurer
Dwight C. Arn	Director and Vice President
Deanne R. Stedem	Director and Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President

H C CROWN, LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Deanne R. Stedem	Vice President

CM MERGER CO.

Name	Title and Occupation
Brian E. Gardner	Director and President
Deanne R. Stedem	Director and Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Treasurer
Vicki E. Young	Secretary

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Name	Class A Common Stock

David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016
Deanne R. Stedem	1,000

(1)	Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.